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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 2002

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



                         [Indicate by check mark whether the registrant files or
will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F  X         Form 40-F
                           -----                ------



                         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes          No  X
                            -----       -----


                  [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____]


                         -----------------------------



This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)


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                               DAIMLERCHRYSLER AG


FORM 6-K: TABLE OF CONTENTS


1. Press Release of DaimlerChrysler AG, dated April 10, 2002, regarding DaimlerChrysler's expected first quarter 2002 performance



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            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.


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                                                                               1


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                               DAIMLERCHRYSLER AG


                                                               Press Information

                                                                  April 10, 2002

Contact:
Thomas Froehlich, Phone +49 - (0)160 - 8614 778


JUERGEN E. SCHREMPP AT THE ANNUAL SHAREHOLDERS MEETING: FIRST QUARTER REINFORCES 2002 PERFORMANCE TARGET

o        POSITIVE START IN NEW FINANCIAL YEAR

o        SHAREHOLDERS TO DECIDE ON DIVIDEND OF [EURO]1.00 PER SHARE



Berlin - DaimlerChrysler (Stock market code: DCX) has gotten off to a positive start in the new financial year, according to its Chairman and Chief Executive Officer, Juergen E. Schrempp. "Based on current information, the first quarter reinforces our earnings forecast for the entire company for all of 2002," Schrempp said in prepared remarks at the Annual Shareholders' Meeting in Berlin, which is expected to be attended by an estimated 10,000 to 12,000 shareholders.

The DaimlerChrysler Chairman reaffirmed the expectation that an Operating Profit of "significantly more than double last year's figure can be achieved this year. This statement still stands." In addition, he said DaimlerChrysler would stand by the statement that was announced in February 2001 for subsequent years. "But, due to projected economic trends, we will only be able to achieve these targets at a somewhat later date," said Schrempp.

The performance of the operating units in the first quarter of 2002 was as follows:

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                                       2


Based on trends to date, the MERCEDES-BENZ PASSENGER CARS AND SMART Division had a good first quarter. Despite the difficult market environment and the model change-over of the E-Class sedan, sales were better than planned and continue the excellent numbers recorded last year. Earnings in the first quarter are expected to reach around last year's high level.

Based on the company's most current information, after six consecutive negative quarters the CHRYSLER GROUP will report slightly positive operating results for the first quarter of 2002.

Earnings of the COMMERCIAL VEHICLE DIVISION are expected to be affected by the difficult market situation, which led to significant production cuts. However, a positive trend is beginning to emerge, with respect to incoming orders vis-a-vis planning. This also holds true for Freightliner.

DaimlerChrysler will release a detailed interim report on the first quarter at the end of April.

Looking back at 2001, Schrempp referred to DaimlerChrysler's Operating Profit of [EURO]1.3 billion, excluding one-time effects, which was consistent with the profit range announced a year ago. This result was achieved in a very difficult environment "that completely defied all expert forecasts and assumptions that had been the basis for our planning in February 2001." As a result, the growth of markets worldwide in which DaimlerChrysler does business slowed from 3.9 percent in 2000 to 1.2 percent in 2001.


PROPOSED DIVIDEND

At the Annual General Meeting, the Board of Management and the Supervisory Board are proposing a dividend distribution of [EURO]1.00 per share for 2001.


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                                       3


FOUR PILLARS OF CORPORATE STRATEGY

Juergen Schrempp spoke in detail about the progress made in the implementation of the corporate strategy, based on the four pillars of:

o        Global Presence

o        Strong Brand Portfolio

o        Broad Product Range, and

o        Leadership in Technology and Innovation.

Schrempp ruled out changing the strategy because of operating challenges. "Last year at this time, I said that we do not believe it makes any sense to respond to operating problems by changing the direction of our strategy," he said. DaimlerChrysler is maintaining its course "because we are convinced that our strategy will lead your company to the top of the automotive industry," he added.

Schrempp said the Executive Automotive Committee (EAC), which serves as a steering group for the worldwide automotive business, identified potential cost-cutting initiatives and began important cross-divisional projects in 2001.

When it comes to expanding "Global Presence," DaimlerChrysler is in an excellent position: "No other automotive company in the triad markets of North America, Europe and Asia is as well positioned as we are," said Schrempp.

This also applies to the "strong and attractive brands" component of the strategy. "DaimlerChrysler already has one of the strongest brand portfolios in our industry."


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                                       4


With regard to the company's "broad product range," Schrempp clearly stated that the sharing of Mercedes-Benz components with other corporate brands is beneficial to the Mercedes-Benz brand as well. The increase in production units would lead to much faster amortization of development costs at Mercedes-Benz, coupled with shorter development times and higher quality at the other brands. At the same time, Schrempp also set the limit for Mercedes-Benz's cooperation with other brands: "I don't have to repeat that there will not be any platform strategy with Mercedes-Benz."

With a view to broadening the company's "leadership in technology and innovation," the EAC has created a Technology and Innovation Calendar, which specifies the technology that is to be incorporated into a specific brand and product at a certain point in time. "This comprehensive Group-wide approach enables us to keep innovations exclusively within the company for longer periods," Schrempp explained.

Despite the progress already made in the implementation of the strategy, Schrempp emphasized that he is "far from being satisfied" with the accomplishments to date, adding: "Strategy defines a long-term process and accordingly requires several years of implementation. We have a clear plan to achieve this. We will continue to push forward along this path in 2002 as well."



This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement,


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                                       5

efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.




INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DaimlerChrysler AG



                                       By:  /s/ i. V. Silvia Nierbauer
                                          --------------------------------------
                                          Name:  Silvia Nierbauer
                                          Title: Director


                                       By: /s/ i. V. Friedrich Siener
                                          --------------------------------------
                                          Name:  Dr. Friedrich Siener
                                          Title: Director





Date: April 10, 2002